UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER: 001-14332

CUSIP NUMBER: 436233100

(Check One):	☐	Form 10-K	☐	Form 11-K	☐	Form 20-F
	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the report checked above, identify the Item(s) to which the notification relates:__________________________________________

PART I

REGISTRANT INFORMATION

Hollywood Media Corp.

Full Name of Registrant

Former Name if Applicable

2255 Glades Road, Suite 221A

Address of Principal Executive Office (Street and number)

Boca Raton, Florida 33431

City, State and Zip Code

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on From 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of delays in developing and verifying information necessary to complete the required financial statement disclosure, Hollywood Media Corp.’s (“Hollywood Media”) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 cannot be filed on time without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mitchell Rubenstein	(561)	998-8000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ YES ☐ NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sale by Hollywood Media Corp. of its Minority Interest in Project Hollywood LLC and Buyout of Obligation of R&S Investments, LLC to Pay Earnout

As set forth in Hollywood Media’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2012, (i) Hollywood Media entered into an Assignment and Assumption of Membership Interest and Waiver dated August 28, 2012 with Baseline Holdings LLC, Project Hollywood LLC, Mitchell Rubenstein and Laurie S. Silvers, (ii) Hollywood Media and R&S Investments, LLC (“R&S Investments”) entered into an Agreement dated August 28, 2012 (the “R&S Agreement”) regarding the Purchase Agreement dated as of August 21, 2008 between Hollywood Media and R&S Investments, as amended, and (iii) Hollywood Media, Mitchell Rubenstein and Laurie S. Silvers entered into a letter agreement dated August 28, 2012 regarding the R&S Agreement.

The net income from these transactions will be classified in Hollywood Media’s condensed consolidated statements of operations as “Gain on sale of discontinued operations, net of income taxes.” Hollywood Media expects “Gain on sale of discontinued operations, net of income taxes” to be approximately $1,839,788 for the three months ended September 30, 2012 (as compared with $155,539 for the three months ended September 30, 2011), which is comprised of “Gain on sale of discontinued operations” of approximately $2,967,402 for the three months ended September 30, 2012 (as compared with $155,539 for the three months ended September 30, 2011) less “Income tax expense” of $1,127,614 for the three months ended September 30, 2012 (as compared with $0 for the three months ended September 30, 2011) . Hollywood Media expects the income tax expense of $1,127,614 will be fully offset by an income tax benefit in continuing operations resulting in zero income tax due.

Ad Sales Division Goodwill Impairment

During the three months ended September 30, 2012, due to a deterioration in Hollywood Media’s Ad Sales Division and its prospects over the next twelve months, Hollywood Media performed an interim impairment test of goodwill in connection with the preparation of Hollywood Media’s financial statements for the three months ended September 30, 2012.

During the three months ended September 30, 2012, as a result of this testing, it was determined that the future cash flow of Hollywood Media’s Ad Sales Division (or assets comprising Hollywood Media’s Ad Sales Division) were likely impaired, and the risk associated with previously expected cash flows had increased.  Accordingly, Hollywood Media concluded that goodwill was impaired and Hollywood Media expects to record a non-cash goodwill impairment charge of approximately $3,600,000 in the third quarter of 2012.

Payroll and Benefits

Payroll and benefits expenses include payroll and benefits and other types of compensation expense as well as human resources and administrative functions.

Hollywood Media expects that payroll and benefits expenses for the nine months ended September 30, 2012 will be approximately $1,619,487 (compared to $2,843,556 for the nine months ended September 30, 2011). Hollywood Media expects that payroll and benefits expenses for the three months ended September 30, 2012 will be approximately $368,904 (compared to $1,232,765 for the three months ended September 30, 2011).

The decrease in payroll and benefits expense for the nine months ended September 30, 2012 (as compared to the nine months ended September 30, 2011) was primarily due to a decrease in executive payroll of approximately $771,000, a decrease in payroll of the accounting department of approximately $59,000, a combined decrease in payroll of human resources, administration, MIS and legal of approximately $298,000 and a reduction in the Intellectual Properties division payroll of approximately $73,000. The decrease in payroll and benefits expenses for the three months ended September 30, 2012 (as compared to the three months ended September 30, 2011) was primarily due to a decrease in executive payroll of approximately $800,000.

Hollywood Media’s staff and resources have been substantially committed to completing Hollywood Media’s financial statement disclosure for the quarterly period ended September 30, 2012 and Hollywood Media presently intends to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 on or before the prescribed due date pursuant to this Form 12B-25.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Those statements in this Form 12b-25 that are not historical facts (including, but not limited to, Hollywood Media’s expectations of the timing of filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, the amount of “Gain on sale of discontinued operations, net of income taxes,” the amount of the non-cash goodwill impairment charge, and the amount of payroll and benefits expense) are “forward-looking statements” that are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” These forward-looking statements which may be identified by their use of words, such as “plan,” “may,” “believe,” “expect,” “intend,” “could,” “would,” “should”, “anticipate” and other words and terms of similar meaning, in connection with any discussion of our prospects, financial statements, business, dividends, financial condition, revenues, income, results of operations or liquidity, involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, among other things, Hollywood Media’s failure to timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 and other risks and factors described in Hollywood Media’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2011. Such forward-looking statements speak only as of the date on which they are made.

Hollywood Media Corp.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2012	By:	/s/ Tammy G. Hedge
Tammy G. Hedge, Chief Financial Officer and Chief Accounting Officer